Yield Enhancement

Preliminary Terms No. 86
Registration Statement No. 333-131266
Dated July 25, 2006
Rule 433

8.5% SPARQS® DUE SEPTEMBER 20, 2007
(Stock Participation Accreting Redemption Quarterly-pay Securities SM )
ISSUED BY MORGAN STANLEY

MANDATORILY EXCHANGEABLE
FOR THE COMMON STOCK OF

WHOLE FOODS MARKET, INC.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for SPARQS dated January 25, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Overview

Stock Participation Accreting Redemption Quarterly-pay Securities SM

SPARQS are short-term yield-enhancement securities that provide enhanced current income with exposure to an underlying security. In exchange for current income, investors forgo upside potential above the yield to call.

How SPARQS WORK?

SPARQS pay a relatively high fixed quarterly coupon compared to the dividend yield of the underlying stock in exchange for a limit on the opportunity for appreciation. Regardless of the stated maturity, SPARQS are callable by the issuer at any time after the call date, typically 6 months from issue date. If called, the SPARQS will return a stated annualized return, inclusive of any coupons previously paid and accrued to the Call Date. If not called, SPARQS will return a fixed number of shares of the underlying stock per SPARQS. SPARQS are not principal protected.

page 2 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Fact Sheet

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 8.5% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by these preliminary terms. At maturity the SPARQS will pay a number of shares of Whole Foods Market, Inc. common stock, subject to the Issuer’s right to call the SPARQS for cash at any time beginning March 20, 2007. The SPARQS do not guarantee any return of principal at maturity.

Expected Key Dates

Expected Pricing Date: August , 2006	Expected Issue Date (Settlement Date): August , 2006 (5 trading days after the Pricing Date)	Maturity Date: September 20, 2007, subject to postponement due to a Market Disruption Event

Key Terms

Issuer: Morgan Stanley	Underlying Equity: Whole Foods Market, Inc. common stock (the “WFMI Stock”)	Interest: 8.5% per annum, payable quarterly beginning December 20, 2006
Issue Price (Par):	WFMI Stock closing price on the Pricing Date
Interest Payment Dates:	December 20, 2006, March 20, 2007, June 20, 2007 and the Maturity Date
Exchange at Maturity:	At maturity, unless previously called by the Issuer, each SPARQS will be exchanged into WFMI Stock at the Exchange Ratio
Exchange Ratio:	The initial exchange ratio will be 1.0, subject to adjustment for corporate events; however, if the Issuer determines to price the SPARQS at a fraction of the closing price of WFMI Stock, the initial exchange ratio will be adjusted so that it represents that fraction.
Issuer Call Right:	Beginning on March 20, 2007, the Issuer may call the SPARQS for a cash Call Price that, together with coupons paid from the Issue Date through the Call Date, implies an annualized rate of return on the Issue Price equal to the Yield to Call
Expected Yield to Call:	16-20% per annum on the Issue Price (actual yield to call to be determined on the Pricing Date). See “Hypothetical Call Price Calculations” beginning on page 6.
Call Notice Date:	If the Issuer calls the SPARQS, at least 10 but not more than 30 days notice will be given before the Call Date specified in the notice
First Call Date:	March 20, 2007
Final Call Date:	September 10, 2007
Risk Factors:	Please see “Risk Factors” on page 9

General Information

Listing:	Application will be made to list the SPARQS on the American Stock Exchange (“AMEX”) under the ticker symbol “MWL”, subject to meeting the listing requirements. If accepted for listing, the SPARQS will begin trading the day after the Pricing Date at 9:30am EST.
CUSIP:	61747S835
Minimum Ticketing Size:	100 SPARQS

page 3 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Tax Consideration

The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and consequently the Issuer’s counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement for SPARQS under “United States Federal Taxation,” you agree with the Issuer to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with the Issuer of a fixed amount of cash to secure your obligation under the terminable forward contract. The Issuer has determined that the Yield on the Deposit is       % per annum compounded quarterly, and that the remainder of the stated interest payments on the SPARQS is attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement for SPARQS called “United States Federal Taxation — Tax Treatment of the SPARQS.”

Assuming this characterization of the SPARQS is respected, the following U.S. federal income tax consequences would result. The portion of the stated interest payment on the SPARQS that is attributable to the deposit will be taxable to a U.S. Holder as ordinary interest income. The Issuer will treat the portion of the stated interest payment that is attributable to the terminable forward contract as ordinary income. Based on the tax treatment described above, upon sale, exchange or redemption of the SPARQS solely for cash, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized and the issue price. Upon physical settlement of the terminable forward contract at maturity, a U.S. Holder generally will not recognize any gain or loss with respect to the underlying equity received and will have a tax basis in the underlying equity received equal to the issue price.

Please read the discussion under “Risk Factors” — Structure Specific Risk discussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS concerning the U.S. federal income tax consequences of investing in the SPARQS.

Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders (as defined in the accompanying prospectus supplement for SPARQS) will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for SPARQS. Non-U.S. holders should also note that the discussion in the accompanying prospectus supplement for SPARQS does not address the tax consequences to non-U.S. holders for whom income or gain in respect of the SPARQS is effectively connected with a trade or business in the United States.

We do not render any advice on tax and accounting matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	JPMorgan Chase Bank, N.A.
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (212) 761-4000)

This offering summary represents a summary of the terms and conditions of the SPARQS. We encourage you to read the accompanying prospectus supplement for SPARQS and prospectus related to this offering.

page 4 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Key Benefits / Key Risks / Key Investment Rationale

Key Benefits		Key Investment Rationale

•	8.5% interest, which is higher than the current	You may be interested in the SPARQS if you are:
	dividend yield of 1.05% on WFMI Stock.	•	Seeking exposure to WFMI Stock but are willing to
•	A defensive, total return strategy linked to WFMI		limit your appreciation in exchange for a higher current
	Stock.		yield.
•	Already own WFMI Stock and, if, consistent with your
investment objectives, may consider switching into a
security that provides an 8.5% yield while still retaining
WFMI Stock exposure, which is limited by the Call
Price.
		•	Not concerned about principal risk.

Key Risks

•	No guaranteed return of principal.	Please carefully review all the “Risk Factors” on page 9
•	Your return on the SPARQS is limited by the
Issuer’s call right.
•	Secondary trading may be limited and inclusions
of commissions and projected profit from hedging
in the original issue price is likely to adversely
affect secondary market prices.
•	If the SPARQS are accelerated, you may receive
an amount worth substantially less than the
principal amount of the SPARQS.
•	Whole Foods Market, Inc. is not involved with this
offering in any way. The Issuer has not made any
due diligence inquiry in connection with this
offering.
•	The antidilution adjustments the calculation agent
is required to make do not cover every corporate
event that could affect WFMI Stock.
•	The U.S. federal income tax consequences of an investment in the SPARQS are uncertain.
•	Credit Risk to Morgan Stanley whose credit rating
is currently Aa3/A+.

page 5 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Hypothetical Call Price Calculations

The following tables set forth sample values based on calculations of the Call Price for hypothetical Call Dates as indicated based on the following hypothetical terms:

• Original Issue Date:	August 31, 2006
• Interest Payment Dates:	December 20, 2006, March 20, 2007, June 20, 2007 and the Maturity Date
• Yield to Call:	18% per annum (computed on the basis of a 360-day year of twelve 30-day months)
• Issue Price:	$58.00 per SPARQS
• Interest Rate:	8.5% per annum
• Discount Factor:	1 / 1.18[x] , where x is the number of years from the Original Issue Date to and including the applicable payment date.

The Call Price with respect to any Call Date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the Call Date (i.e., the Call Price and all of the interest payments and accrued interest on each SPARQS), discounted to the Original Issue Date at the applicable Discount Factor, equals the Issue Price. The Discount Factor is based on the hypothetical Yield to call rate of 18% per annum and the number of years (or fraction of a year) from the Original Issue Date to and including the applicable payment date.

Each of the Call Price and total amount received calculations below are based upon the hypothetical terms set forth above and the sample Call Dates as indicated. The actual amount you will receive if the Issuer calls the SPARQS will depend upon the actual terms of the SPARQS and the actual Call Date.

Call on March 20, 2007 (First Call Date)
Call Price received	$60.7835
Total amount received over the term of the SPARQS	$63.5224

Call on April 30, 2007 (random interim Call date)
Call Price received	$61.3638
Total amount received over the term of the SPARQS	$64.6505

Call on September 20, 2007 (Maturity Date)
Call Price received	$63.5109
Total amount received over the term of the SPARQS	$68.7148

The table on the following page sets forth a more detailed sample calculation of the Call Price for a hypothetical Call Date of March 20, 2007 based upon the hypothetical terms set forth above.

page 6 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Hypothetical Call Price Calculation on the First Call Date (continued)

The Call Price in the hypothetical example shown below is determined as follows:

  The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the Original Issue Date at the applicable Discount Factor. The sum of these present values equals the present value on the Original Issue Date of all of the interest payments payable on the SPARQS to and including the applicable Call Date.

    For example, the present value of all of the interest payments for the hypothetical Call Date of March 20, 2007 is $2.5563 ($1.4321 + $1.1242).

  Since the present value of all payments on the SPARQS to and including the Call Date (i.e., the Call Price and all of the interest payment on each SPARQS) must equal the Issue Price, the Issuer can determine the present value of the applicable Call Price by subtracting the sum of the present values of the interest payments from the Issue Price.
    For example, for the hypothetical Call Date of March 20, 2006, the present value of the Call Price is $55.4437 ($58.00 - $2.5563).

  The Call Price is then derived by determining the amount that, when discounted to the Original Issue Date from the applicable Call Date at the applicable Discount Factor, equals the present value of the Call Price.
    For the hypothetical Call Date of March 20, 2006, the Call Price is therefore $60.7835, which is the amount that if paid on March 20, 2007 has a present value on the Original Issue Date of $55.4437, based on the applicable Discount Factor.

The Call Price calculated in the following table is based upon the hypothetical terms set forth above and the sample Call Date of March 20, 2007. The actual amount you will receive if the Issuer calls the SPARQS will depend upon the actual terms of the SPARQS and the actual Call Date.

									Present Value at
			Accrued but		Total Cash				Original Issue
			Unpaid		Received		Years from	Discount	Date of Call
	Issue	Interest	Interest		on	Days from	Original	Factor at	Received on
	Price	Payments	Received on	Call Price	Payment	Original	Issue Date	Yield to	Payment Date at
Payment Date	Paid	Received	Call Date	Received[1]	Date	Issue Date[2]	(Days2 /360)	Call[3]	Yield to Call

August 31, 2006	($58.00)					0	.00000	100.000%
December 20, 2006		$1.5064			$1.5064	110	.30556	95.068%	$1.4321
Call Date (March 20, 2007)			$1.2325		$1.2325	200	.55556	91.215%	$1.1242
Call Date (March 20, 2007)				$60.7835	$60.7835	200	.55556	91.215%	$55.4437
Total amount received on the Call Date: $62.0160								Total:	$58.0000
Total amount received over the term of the SPARQS: $63.5224

[1]	The Call Price of $60.7835 is the dollar amount that has a present value of $55.4437, which has been discounted to the Original Issue Date from the Call Date at the Yield to Call rate of 18% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the Call Price is equal to the Issue Price of $58.00.

[2]	Based upon a 360-day year of twelve 30-day months.

[3]	Discount Factor = 1 / 1.18[x] , where x is years from Original Issue Date to and including the applicable payment date

page 7 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Information about Whole Foods Market, Inc.

Whole Foods Market, Inc. owns and operates a chain of natural and organic food stores. WFMI Stock is registered under the Exchange Act. Information provided to or filed with the Commission by Whole Foods Market, Inc. pursuant to the Exchange Act can be located by reference to Commission file number 000-19797 through the Commission’s website at http://www.sec.gov. In addition, information regarding Whole Foods Market, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

These preliminary terms relate only to the SPARQS offered hereby and do not relate to WFMI Stock or other securities of Whole Foods Market, Inc. The Issuer has derived all disclosures contained in these preliminary terms regarding Whole Foods Market, Inc. from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither the Issuer nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Whole Foods Market, Inc. Neither the Issuer nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Whole Foods Market, Inc. is accurate or complete.

Neither the Issuer nor any of its affiliates makes any representation to you as to the performance of WFMI Stock.

Historical Information

The following graph presents the published high and low closing prices of WFMI Stock for 2003, 2004, 2005 and 2006 through July 24, 2006. The closing price of WFMI Stock on July 24, 2006 was $57.19. The Issuer obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of WFMI Stock as an indication of future performance.

	High	Low	Dividends

(CUSIP 966837106)
2003
First Quarter	29.06	22.51	-
Second Quarter	30.89	23.70	-
Third Quarter	27.96	23.12	-
Fourth Quarter	33.57	28.14	-
2004
First Quarter	39.61	33.16	0.075
Second Quarter	47.73	37.12	0.075
Third Quarter	48.17	37.01	0.075
Fourth Quarter	48.31	40.16	0.075
2005
First Quarter	52.96	44.30	0.095
Second Quarter	61.17	48.09	0.125
Third Quarter	69.70	59.06	0.125
Fourth Quarter	79.10	62.76	0.125
2006
First Quarter	78.18	60.02	2.15[1]
Second Quarter	72.34	60.74	0.15
Third Quarter
(through July 24, 2006)	65.39	56.78	0.15

Historical prices with respect to WFMI Stock have been adjusted for a two-for-one stock split that was payable on December 27, 2005. The Issuer makes no representation as to the amount of dividends, if any, that Whole Foods Market, Inc. will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on WFMI Stock.

[1] Includes a special cash dividend of $2.00.

page 8 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

Risk Factors

The SPARQS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the SPARQS. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the SPARQS and the suitability of such SPARQS in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key considerations for investors in the SPARQS. For a complete list of considerations and risk factors, please see the accompanying prospectus supplement for SPARQS and the accompanying prospectus.

Structure Specific Risk Factors

•	No guaranteed return of principal. If at maturity the closing price of WFMI Stock has declined from the closing price on the day the SPARQS were priced for initial sale to the public, and the Issuer has not called the SPARQS, the payout at maturity will be less than the principal amount of the SPARQS.

•	The return on the SPARQS is limited by the Issuer’s call right. The return you realize on the SPARQS is limited by the Issuer’s call right. The Issuer may call the SPARQS at any time beginning March 20, 2007, including at maturity, for the cash Call Price, which will be calculated based on the Call Date. The Call Price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the Call Date, gives you a yield to call of 16-20% per annum on the issue price of each SPARQS from and including the date of issuance to but excluding the Call Date. You should not expect to obtain a total yield (including interest payments) of more than 16-20% per annum on the issue price of the SPARQS to the Call Date.

•	Market price influenced by many unpredictable factors. Several factors will influence the value of the SPARQS in the secondary market. It is expected that generally the trading price of WFMI Stock on any day will affect the value of the SPARQS more than any other single factor. However, because of the Issuer’s call right, the SPARQS may trade differently from WFMI Stock. Other factors that may influence the value of the SPARQS include: the volatility of WFMI Stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates, time remaining until the Issuer can call the SPARQS and until the SPARQS mature, the dividend rate on WFMI Stock, the Issuer’s creditworthiness and the occurrence of certain events affecting Whole Foods Market, Inc. that may or may not require an adjustment to the exchange ratio.

•	Maturity date of the SPARQS may be accelerated. The maturity of the SPARQS will be accelerated if (i) the closing price of WFMI Stock on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on the reason for the acceleration and may be substantially less than the principal amount of the SPARQS.

•	No shareholder rights. Investing in SPARQS is not equivalent to investing in WFMI Stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to WFMI Stock.

•	The SPARQS may become exchangeable into the common stock of companies other than Whole Foods Market, Inc. Following certain corporate events relating to WFMI Stock, you will receive at maturity either the common stock of three companies in the same industry group as Whole Foods Market, Inc. in lieu of, or in addition to, WFMI Stock or the common stock of a successor corporation to Whole Foods Market, Inc. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

•	Antidilution adjustments. Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting WFMI Stock, other corporate events may occur (such as partial tender or exchange offers) for which the calculation agent is not required to make any adjustments. If an event occurs that does not require the calculation agent to adjust the amount of WFMI Stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

•	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the SPARQS.

•

The U.S. federal income tax consequences of an investment in the SPARQS are uncertain.There is no direct legal authority as to the proper tax treatment of the SPARQS, and consequently the Issuer’s counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes.

Please read the discussion under “Fact Sheet in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of income on the SPARQS might differ from the tax treatment described in the Tax Disclosure Sections. The Issuer does not plan to

page 9 of 10	MORGAN STANLEY

Yield Enhancement

8.5% SPARQS due September 20, 2007
Mandatorily Exchangeable for the Common Stock of
Whole Foods Market, Inc.

request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for SPARQS.

We do not render any advice on tax and accounting matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Other Risk Factors

•	Secondary trading may be limited. There may be little or no secondary market for the SPARQS. The Issuer will apply to list the SPARQS on the American Stock Exchange or AMEX under the symbol “MWL.” For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the SPARQS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. You should be willing to hold your SPARQS to maturity.

•	No affiliation with Whole Foods Market, Inc. Whole Foods Market, Inc. is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the SPARQS. The Issuer has not made any due diligence inquiry with respect to Whole Foods Market, Inc. in connection with this offering.

•	Potential adverse economic interest of the calculation agent. The economic interest of the calculation agent and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade WFMI Stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of the Issuer’s affiliates on or prior to the pricing date and on the valuation dates could adversely affect the price of WFMI Stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity. Any of these hedging or trading activities on or prior to the day the Issuer prices the SPARQS for initial sale to the public could potentially affect the price of WFMI Stock and, accordingly, potentially increase the issue price of the SPARQS and, therefore, the price at which WFMI Stock must close before you would receive at maturity an amount of WFMI Stock worth as much as or more than the principal amount of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could potentially affect the price of WFMI Stock at maturity and, accordingly, if the Issuer has not called the SPARQS, the value of WFMI Stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

•	Morgan Stanley may engage in business with or involving Whole Foods Market, Inc. without regard to your interests. The Issuer or its affiliates may presently or from time to time engage in business with Whole Foods Market, Inc. without regard to your interests, and thus may acquire non-public information about Whole Foods Market, Inc. Neither the Issuer nor any of its affiliates undertakes to disclose any such information to you. In addition, the Issuer or its affiliates from time to time have published and in the future may publish research reports with respect to Whole Foods Market, Inc., which may or may not recommend that investors buy or hold WFMI Stock.

page 10 of 10	MORGAN STANLEY